February 21, 2018

VIA EDGAR

Mr. Chad Eskildsen
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transparent Value Trust (File Nos. 333-159992 & 811-22309) (the “Registrant”)

Dear Mr. Eskildsen:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and Corey F. Rose and Robert J. Rhatigan of Dechert LLP and me on January 22, 2018. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR for the Registrant, on behalf of its series (each, a “Fund” and, collectively, the “Funds”), relating to their most recently completed fiscal year. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below.

1.
Comment:  Each Fund reported recoupment of previously waived fees and expenses as well as expenses waived/reimbursed by Guggenheim Partners Investment Management LLC (the “Adviser”). Please explain supplementally how it is possible for a Fund to be in both recoupment and waiver or reimbursement during the same period.

Response: The Registrant’s presentation of each Fund’s financials of the Adviser’s expense reimbursements and fee waivers and the Adviser’s recoupment of previously waived fees and expenses reimbursed is presented on a gross rather than net basis during the fiscal year. In this regard, money is moved to/from the Fund/Adviser on a monthly basis depending on changes to daily Fund expense accruals at the class and Fund level. Accordingly, a Fund could be in a net waiver/reimbursement position for a given month, and then a net recoupment position in the following month. Therefore, the Registrant believes that a gross presentation provides transparency into specific amounts recouped and waived/reimbursed during the period.

2.	Comment: With respect to Note 1(c) on page 64 of the Report, please confirm that any taxable non-cash dividends do not exceed five percent of the total income of the Funds.
Response: The Registrant confirms that no Fund received non-cash dividends during the reporting period.

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Please call Corey Rose or Robert J. Rhatigan, both of Dechert, at 202.261.3314 or at 202.261.3329, respectively, with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,
/s/ Amy J. Lee
Amy J. Lee
Chief Executive Officer, President and Chief Legal Officer
Transparent Value Trust